Lufthansa

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2006 DEC 21 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
Lufthansa Aviation Center, Airportring, 60546 Frankfurt/Main

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

FRA IR, nr
11 December 2006

06019457

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann
Senior Vice President

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

Enclosures

12/21

Gesellschaftsrechtliche Angaben, Anschrift und weitere Informationen auf der Rückseite.
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ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

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Monthly Report 11/2006

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in November 2006 compared with previous year


80
75
70
65
60
55
50
%
73.0
74.5
68.8
71.0
71.4
72.4
2005
2006
Passenger LF
Cargo LF
Group LF

Passenger numbers and capacity utilisation reach record levels
In November, Lufthansa Passenger Airlines carried a record number of passengers – over 4.3 million, which was 6.1 per cent more than in the previous year. Available capacity was increased by 4.3 per cent and demand rose by 6.6 per cent. As a result, the passenger load factor climbed by 1.5 percentage points to 74.5 per cent.

The capacity utilisation was up in all traffic regions. In Europe, 6.3 per cent more passengers were flown and revenue passenger kilometres rose by 10 per cent. It thus exceeded the increase in available capacity of 8.7 per cent and increased the passenger load factor by 0.7 percentage points to 62.2 per cent. In the Americas traffic region additional capacities were offered once again in the winter timetable. Capacity was expanded by 2.4 per cent, sales rose by 4 per cent and the load factor gained 1.2 percentage points, rising to 81.2 per cent. Developments in the Asia/Pacific traffic region were also most satisfactory, with 5.8 per cent more passengers carried. Capacity was raised by a modest 0.9 per cent compared with sales growth of 5.9 per cent. The seat load factor therefore gained 4 percentage points and rose to 82.4 per cent. The Middle East/Africa traffic region also reported positive figures, bucking the previous trend for the year. Passenger numbers improved by 5.6 per cent, and the seat load factor rose by 1.2 percentage points to 72 per cent.

Lufthansa Cargo carried 159,000 tonnes of freight and mail in November, a plus of 2.5 per cent. Sales, at 8.3 per cent, exceeded the 4.8 per cent increase in available capacity, meaning that the cargo load factor grew by 2.2 percentage points to 71 per cent. The highest volume growth, 8.5 per cent, was achieved in the Asia/Pacific traffic region, where the cargo load factor improved by 2.3 percentage points to 74.4 per cent.

The Group's overall cargo load factor increased by 1 percentage point to 72.4 per cent.

Lufthansa is enlarging its intercontinental fleet
Lufthansa's Supervisory Board, meeting on 6 December, approved orders for a total of 27 long-haul aircraft. From 2010 Lufthansa will take delivery of 20 new Boeing 747-8s, and a further seven Airbus A340-600s will complement the Lufthansa fleet from 2008. With this order Lufthansa will both secure capacities for its planned growth in intercontinental traffic and replace existing aircraft.

Lufthansa expands flight services to the USA

From the end of March 2007 Lufthansa will operate scheduled flights from Munich to Denver for the first time and add a second daily flight from Frankfurt to Detroit. Connecting the most important North American destinations with the Frankfurt and Munich hubs, Lufthansa operates the largest network of routes between Europe and North America.

Carsten Spohr new Lufthansa Cargo CEO

The Supervisory Board of Lufthansa Cargo, meeting on 22 November, appointed Carsten Spohr to succeed Jean-Peter Jansen from 15 January 2007 for a three-year term as Chairman of the Executive Board. Stefan Lauer, member of the Lufthansa Executive Board is then to take over as Supervisory Board Chairman of Lufthansa Cargo AG again.

Cooperation between Lufthansa and Air Malta

As a part of an extensive partnership Lufthansa Passenger Airlines and Air Malta agreed to operate all flights between Malta and Frankfurt and Munich on a code share basis as well as to maintenance services for wide-body Airbus aircraft provided by Lufthansa Technik. The emphasis is on setting up new maintenance and overhaul capacities for C- and D-Checks. A new hangar is to be taken into service in 2008.

LSG Sky Chefs receives "Caterer of the Year" award

LSG Sky Chefs is developing from a mere catering service provider to a full-service on-board supplier. The prestigious trade journal 'Catering Inside' recognized the company as Caterer of the Year in the strategy and management category.

Proportion of foreign shareholders exceeds 45 per cent

The proportion of Deutsche Lufthansa AG share capital held by foreign shareholders exceeded the 45 per cent threshold as of 24 November. Lufthansa continues to rely on the selfregulation of the capital market but notes that shareholder data must be available in full for entry into the share register.

The **next Investor Info** with the traffic figures for December 2006 will be published on 10 January 2007.

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Traffic Figures

Lufthansa Passenger Airlines*	November 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	4,327	+ 6.1	49,474	+ 4.1
Available seat-kilometres (mio)	11,768	+ 4.3	135,307	+ 1.5
Revenue pax-kilometres (mio)	8,771	+ 6.6	102,035	+ 1.6
Passenger load-factor (%)	74.5	+ 1.5P.	75.4	+ 0.1P.
Number of Flights	54,876	+ 4.2	591,009	+ 2.5

Lufthansa Cargo AG	November 2006	Yoy %	Cumulative	Yoy %
Cargo/mail in 1,000 tonnes	159	+ 2.5	1,613	+ 1.4
Available Cargo tonne-km (mio)	1,035	+ 4.8	11,007	- 0.6
Revenue Cargo tonne-km (mio)	735	+ 8.3	7,410	+ 3.4
Cargo load-factor (%)	71.0	+ 2.2P.	67.3	+ 2.6P.
Number of Flights	1,939	- 16.6	21,802	- 19.8

Lufthansa Group	November 2006	Yoy %	Cumulative	Yoy %
Available tonne-kilometres (mio)	2,236	+ 5.9	24,568	+ 0.6

Passengers in 1,000	172	+ 5.6	1,711	- 2.5
Available seat-kilometers (mio)	1,066	+ 7.5	10,396	+ 0.7
Revenue pax-kilometers (mio)	768	+ 9.4	7,358	- 2.4
Passenger load-factor (%)	72.0	+ 1.2P.	70.8	- 2.2P.
Cargo/mail in 1,000 tonnes	10	- 4.2	99	+ 0.7
Available Cargo tonne-km (mio)	88	+ 3.2	896	+ 0.2
Revenue Cargo tonne-km (mio)	54	+ 0.6	533	+ 2.6
Cargo load-factor (%)	61.3	- 1.5P.	59.4	+ 1.4P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

11 December 2006

Lufthansa Investor Relations

Lufthansa enlarges its long-haul fleet

06.12.2006

Ad-hoc release pursuant to § 15 of the securities trading act

Orders for 20 Boeing 747-800s and 7 Airbus A340-600s

The Lufthansa Supervisory Board agreed today an order of 27 intercontinental aircraft. From 2010 Lufthansa will take delivery of 20 new long-haul Boeing 747-800s. A further seven long-haul Airbus A340-600s will complement the Lufthansa fleet sooner, in 2008 and 2009. The orders will ensure capacities for the anticipated growth in air traffic and also replace existing aircraft. The ordered aircraft have an overall list value of USD 6.9bn.

Deutsche Lufthansa AG
Investor Relations

Lufthansa enlarges its fleet

06.12.2006

Supervisory Board approves orders for 27 new aircraft

At its meeting today, the Lufthansa Supervisory Board approved orders for a total of 27 new aircraft. Twenty of those orders are for new long-range Boeing 747-8 jets, with deliveries scheduled to begin in 2010. A further seven Airbus A340-600 long-haul aircraft will be joining the fleet from 2008. Lufthansa has also taken out options on a further twenty of the B747-8 type. With the order placements, Lufthansa is underpinning its planned growth in intercontinental traffic and, simultaneously, replacing some of the existing aircraft in the fleet.

"With aircraft types in the B747 series from Boeing, on the one hand, and others from the A330/A340/A380 family from Airbus, on the other, Lufthansa is ideally equipped to strengthen and expand its leading position in intercontinental traffic," said Wolfgang Mayrhuber, Chairman of the Executive Board of Deutsche Lufthansa AG. The orders reflect Lufthansa's growth and profitability targets. "By modernising the fleet, the new aircraft will bring further gains in efficiency as well as reduce fuel and operating costs. Both aircraft types are sustainable investments in ecological efficiency and add greater weight to Lufthansa's active commitment to environmental protection," said Mayrhuber. And he emphasised: "Today's decision on the fleet underscores Lufthansa's clear commitment to customer orientation and profitable growth as well as the deep sense of responsibility it brings to bear on environmental issues and sustainability. With these new aircraft we will reduce emissions lastingly by 20 per cent compared with earlier models."

Only profitable and sound companies are today in a position to invest in modern, fuel-saving, quiet and thereby environmentally friendly and economical long-haul aircraft for their customers. "Lufthansa is modernising, Lufthansa is growing and Lufthansa investing in further progress and a successful future," Wolfgang Mayrhuber emphasised. A modern and well-structured fleet forms the backbone of a service and market-driven airline.

Wolfgang Mayrhuber continued: "With the orders for the highly modern B747-8, Lufthansa is setting standards. The Boeing B747-8 is more than just a derivative of the successful Boeing B747 series." The airline will be the world's first carrier to operate services with the new wide-body - the longest passenger jet in the world. In the Lufthansa configuration, the B747-8 will be capable of carrying around 400 passengers. "The B747-8 underlines our strategy of graded market-specific services and capacity expansion. It fits perfectly in our intercontinen-tal fleet structure and slots neatly capacity-wise between the A380 with around 550 seats and the A340-600 with around 300 seats."

Integration of this plane in the fleet highlights Lufthansa's role as an innovation driver.
"Lufthansa is an important partner for Boeing. The airline will play a critical role in helping us shape the future of the 747," said Scott Carson, President and Chief Executive Officer, Boeing Commercial Airplanes. "We are thrilled Lufthansa has chosen the 747-8 Intercontinental to be an integral part of their young and environmentally friendly fleet."

Lufthansa is equipping the 20 B747-8s with new General Electric GEnx-2B67 powerplants.
"The GEnx engines incorporate advanced, proven technologies from our highly successful GE90 engines as well as new innovation from GE's ongoing research and development programs," said Tom Brisken, General Manager of the GEnx program. "These advancements provide customers with improved fuel efficiency and reductions in emissions and noise and engine weight, and a lower cost of ownership." The new B747-8 will burn an average of around 3.5 litres to fly one passenger 100 kilometres, setting new standards in fuel efficiency.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Foreign shareholders exceed 45 per cent of Deutsche Lufthansa AG stock

24.11.2006

Adhoc Release pursuant to §15 of the Securities Trading Act (WpHG)

As of 24 November 2006, 45.73% of the shareholders recorded in Deutsche Lufthansa AG's shareholders' register were not German nationals or not companies domiciled in Germany.

The company notes that the proportion of foreign shareholders may not exceed 50 per cent of its share capital in order to retain its operating licence under European law and its air traffic rights to fly to international destinations outside Europe. That is why the company is entitled by the provisions of the German Aviation Compliance Documentation Act (LuftNaSiG) to take a number of measures to ensure that its shareholder structure remains predominantly German. Details of these provisions are available on the company's website at **www.lufthansa-financials.com**. The company continues to place its confidence in the self-regulation of the capital market. However, the company would like to point out that shares with restriction on transferability can only be registered if shareholder data is available in full.

This release is issued in accordance with §6 (2) LuftNaSiG in combination with §15 WpHG.

§6 (1) LuftNaSiG requires Deutsche Lufthansa AG to report on the nationality of its shareholders every quarter. When certain thresholds for the number of shares held by foreign shareholders are reached, §6 (2) LuftNaSiG also provides for an obligatory disclosure pursuant to §15 WpHG.

Carsten Spohr appointed new CEO and Chairman of Lufthansa Cargo AG

22.11.2006

Ad-hoc release pursuant to § 15 of the securities trading act

At its meeting today the Supervisory Board of Lufthansa Cargo AG appointed Carsten Spohr as CEO and Chairman of the Executive Board for a three-year term with effect from 15 January 2007. He succeeds Jean-Peter Jansen, who stepped down as Chairman for health reasons in March 2006. Stefan Lauer, Member of the Executive Board of Deutsche Lufthansa AG, who took over as interim Chairman, is to re-assume his post then as Supervisory Board Chairman of Lufthansa Cargo AG.

Lufthansa's declaration of Compliance from 6 December 2006

At the Supervisory Board Meeting on 6 December 2006 the Executive Board and Supervisory Board issued the following declaration of compliance with the German Corporate Governance Code:

"In accordance with Article 161 of the German Stock Corporation Act, the Executive Board and Supervisory Board of Deutsche Lufthansa AG hereby declare that the recommendations of the Governmental Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been complied with in full and will continue to be complied with in full."

Current ratings

Lufthansa is currently one of only three airlines worldwide to merit an "Investment Grade" rating from the rating agencies Moody's and Standard & Poor's. This allows the company to address a host of further investors via the capital markets.

Rating Moody's		Rating Standard & Poors	
Outlook	stable	Outlook	stable
Issue rating	Baa3	Rating	BBB
Short-term	P-3	Short-term	A-2

As of October 2006

With these credit ratings, Lufthansa is the best graded European airline and one of three carriers worldwide with an investment grade rating.

Moody's

Moody's attributes Lufthansa's rating to its leading position in the industry, its membership in the Star Alliance and dominant position at its hubs. Its financial strength derives largely from good liquidity and financial flexibility resulting from a high percentage of unencumbered aircraft, says the agency. The rating is constrained by intense competition in the airline industry, the soaring cost of fuel and the Group's ongoing restructuring of its catering business. Moody's acknowledges Lufthansa's strategic gains from the acquisition of SWISS but also notes the risks involved in the integration of the Swiss carrier and expects pressure on Lufthansa's credit metrics from the weaker credit profile of SWISS. Hence, Lufthansa's takeover bid in March 2005 triggered a rating downgrade to Baa3.

The "stable" outlook reflects the analysts' expectations that Lufthansa will realise synergy effects from the acquisition of SWISS and improve its financial indicators in the medium term. Depending on the level, this could also lead to an improved rating. On the other hand, external shocks, a material worsening of the operating environment or lack of success in the Group's restructuring measures could bring pressure to bear on the current rating. Moody's analysis of Lufthansa was published in September 2005, in April 2006 it was again confirmed by the Credit Opinion publication.

Download-Service

- **Credit Opinion Moody's April 2006**
- **Analysis Moody's September 2005**

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Standard & Poor's

Standard & Poor's analysis of Mai 2006 highlights Lufthansa's predominant market positions at their hubs in Frankfurt and Munich as well as its strong position in it premium business and long-haul routes. The analysis points to further positive factors as to its strong liquidity and steady Cashflow. Lufthansa's ratings are constrained by the challenging operating environment epecially within Europe.

After Lufthansa's publication of its 3rd Interim Report Standard & Poor's changed the outlook to "stable". This improvement reflects the analysts' view of the positive operational performance, a healthy liquidity as

well as the successful restructuring of the Catering business and integration of SWISS.

Download-Service

- Rating analysis update S&P Oct. 2006
- Rating Analysis S&P May 2006

More

- www.moodys.com
- www.standardandpoors.com